                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13D
                                (Rule 13d-101)

 INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13D-1(A) AND
              AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(A)



                            Kasper A. S. L., Ltd.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, $0.01 par value per share
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   485808109
                    --------------------------------------
                                 (CUSIP Number)

                           Jerome L. Simon, Manager
  Lonestar Partners, L.P., 8 Greenway Plaza, Suite 800, Houston, Texas 77046
--------------------------------------------------------------------------------
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                 June 3, 2002
                    --------------------------------------
                 (Date of Event which Requires Filing of this
                                  Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. SEE Rule 13d-7 for other parties to whom copies are to be sent.

                        (Continued on following pages)

                               (Page 1 of 5 pages)

----------------

         The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

------------------- ----------------------------------                          ------------------------------------
CUSIP NO.           485808109                                                   PAGE 2 OF 5
------------------- ----------------------------------                          ------------------------------------
--------------------------------------------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Lonestar Partners, L.P.
--------------------------------------------------------------------------------------------------------------------

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                            (A)  [ ]
                                                                                                      (B)  [ ]
--------------------------------------------------------------------------------------------------------------------
3        SEC USE ONLY
--------------------------------------------------------------------------------------------------------------------
4        SOURCE OF FUNDS*

         WC-OO**
--------------------------------------------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR  2(E)          [ ]
--------------------------------------------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------------------------------------------
NUMBER OF                       7       SOLE VOTING POWER
SHARES                                  674,000***
BENEFICIALLY                    ------------------------------------------------------------------------------------
OWNED BY                        8       SHARED VOTING POWER
EACH                                    0***
REPORTING                       ------------------------------------------------------------------------------------
PERSON                          9       SOLE DISPOSITIVE POWER
WITH                                    674,000***
                                ------------------------------------------------------------------------------------
                                10      SHARED DISPOSITIVE POWER
                                        0***
--------------------------------------------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         674,000
--------------------------------------------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                          [ ]
--------------------------------------------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          9.9%
--------------------------------------------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          PN**
--------------------------------------------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!



**SEE RESPONSE TO ITEM 3, HEREIN.
***SEE RESPONSE TO ITEM 5(B), HEREIN.

ORIGINAL REPORT ON SCHEDULE 13D

Item 1.      SECURITY AND ISSUER
             -------------------

            This statement relates to the Common Stock, par value $0.01 per share (the "Shares") of Kasper A. S. L., Ltd., a Delaware corporation (the"Company"), with its principal executive offices located at 77 Metro Way, Secaucus, New Jersey 07094.

Item 2.     IDENTITY AND BACKGROUND
            -----------------------

            This statement is filed on behalf of Lonestar Partners, L.P., a Delaware corporation (the "Reporting Person"), with its principal business offices located at 8 Greenway Plaza, Suite 800, Houston, Texas 77046. The Reporting Person is a private investment fund engaged in the purchase and sale of securities for investment purposes. During the past five years, the Reporting Person has neither been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has it been a party to civil proceedings of a judicial or administrative body of competent jurisdiction as a result of which the Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATIONS
            --------------------------------------------------

            The purchase price for the Shares which the Reporting Person is deemed to beneficially own was $27,740.00. The source of funds for the purchase of all such Shares was investment capital.

Item 4.     PURPOSE OF THE TRANSACTION
            --------------------------

            The Shares reported herein were acquired for investment purposes. The Reporting Person is currently examining its options with respect to the possibility of taking actions that it believes will maximize shareholders' recovery in the Company's Chapter 11 case, In Re Kasper A.S.L., Ltd., No. 02-10497 (ALG), filed in the United States Bankruptcy Court for the Southern District of New York on February 5, 2002 (the "Chapter 11 Case"), including actively participating in the Chapter 11 Case. Any such actions could relate to one or more of the matters referenced in paragraphs (a) through (j) of Item 4 of
Schedule 13D. It should not be assumed, however, that the Reporting Person will take any of the foregoing action.

            The Reporting Person reserves the right to take any and all actions that the Reporting Person may deem appropriate to maximize the value of its investments, including, amongst other things, (a) purchasing or otherwise acquiring additional securities of the Company, (b) selling or otherwise disposing of any securities of the Company owned by it, in each case in the open market or in privately negotiated transactions, or (c) formulating other plans or proposals regarding the Company or its securities to the extent deemed advisable by the Reporting Person in light of its general investment policies, market conditions, subsequent developments affecting the Company and the general business and future prospects of the Company.

Item 5.     INTEREST IN SECURITIES OF THE ISSUER
            ------------------------------------

            (a) The Reporting Person is deemed to beneficially own 674,000 Shares, or 9.9% of the outstanding Shares, based on 6,800,000 outstanding Shares pursuant to the Company's Quarterly Report on Form 10-Q filed on May 20, 2002.

            (b) The Reporting Person has or may be deemed to have sole voting power and sole dispositive power for all the reported Shares.

            (c) The following table details the purchase of Shares effected during the past 60 days:


--------------------------------------------- ------------------------------------------- --------------------------------
DATE OF TRANSACTION                           NUMBER OF SHARES PURCHASED                  PRICE PER SHARE
--------------------------------------------- ------------------------------------------- --------------------------------
May 30, 2002                                         50,000                                    $0.01
--------------------------------------------- ------------------------------------------- --------------------------------
May 31, 2002                                        275,000                                    $0.03
--------------------------------------------- ------------------------------------------- --------------------------------
June 3, 2002                                        275,000                                    $0.05
--------------------------------------------- ------------------------------------------- --------------------------------
June 4, 2002                                         34,000                                    $0.06
--------------------------------------------- ------------------------------------------- --------------------------------
June 6, 2002                                         40,000                                    $0.08
--------------------------------------------- ------------------------------------------- --------------------------------

            (d) No other person other than the Reporting Person has the right to receive and the power to direct the receipt of dividends from, or the proceeds from, the sale of, the reported securities.

            (e) Not Applicable.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER
             -------------------------------------------------------------

             Not applicable.

Item 7.      MATERIALS TO BE FILED AS EXHIBITS
             ---------------------------------

             Not applicable.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 12, 2002



                                     LONESTAR PARTNERS, L.P.

                                     By: Southampton Capital Partners, L.P.,
                                         General Partner

                                     By: Southampton Capital LLC,
                                         General Partner


                                     By: /s/ JEROME L. SIMON
                                         ------------------------
                                         Jerome L. Simon, Manager